EXHIBIT 99.1

illumin Announces CEO Succession Plan

TORONTO and NEW YORK, Oct. 26, 2023 (GLOBE NEWSWIRE) -- illumin Holdings (TSX: ILLM) (OTC: ILLMF), a global leader in innovative advertising solutions, is announcing the planned retirement of its Chief Executive Officer, Tal Hayek. Once a new CEO is hired, Mr. Hayek will transition from his current CEO role to Non-Executive Vice Chairman on the Board of Directors of illumin Holdings.

As a pioneer in journey advertising technology, illumin empowers marketers to make data-driven decisions about engaging with online consumers. Tal Hayek, one of the co-founders of the company, has led illumin through significant growth, its transition to a public company, and the development of the revolutionary illumin journey advertising platform.

Reflecting on his tenure, Mr. Hayek stated, "Words cannot describe how satisfying this journey has been since I co-founded the Company in 2009, leading it through tremendous growth, taking it public, and conceiving and bringing to life the revolutionary illumin journey advertising platform. I have deep gratitude for my co-founders, our executive team, the illumin community, our board, customers, and investors. It is now time for a new leader to take my place in order to drive the Company to the next level."

The Board of Directors has initiated an executive search for illumins’ next CEO. While there is no specific timeline for the search process, it is expected to be completed during 2024. Once a new CEO is in place, Mr. Hayek will assume his role as Non-Executive Vice Chairman.

Sheldon Pollack, Chairman of illumin Holdings, expressed full support for Tal Hayek's decision, emphasizing the pivotal role Hayek has played within the company. "Tal's vision and dedication have been central to illumins’ achievements. We believe this transition will facilitate a seamless evolution of leadership while harnessing Tal's insights for the company's future endeavors."

About Illumin Holdings:

illumin Holdings is a globally renowned provider of innovative advertising solutions, known for its cutting-edge journey advertising platform. With a commitment to pushing the boundaries of advertising technology, Illumin Holdings delivers impactful and personalized experiences to a diverse range of clients worldwide. Led by a visionary leadership team, the company continues to redefine the advertising landscape.

For further inquiries, please contact:

Steve Hosein
Investor Relations Coordinator
illumin Holdings Inc.
416-918-5647
investors@illumin.com

Babak Pedram
Investor Relations – Canada
Virtus Advisory Group Inc.
416-644-5081
bpedram@virtusadvisory.com

David Hanover
Investor Relations – U.S.
KCSA Strategic Communications
212-896-1220
dhanover@kcsa.com